VIASYSTEMS GROUP, INC.
101 South Hanley Road
St. Louis, Missouri 63105
March 29, 2011
Mr. Mark P. Shuman
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Viasystems Group, Inc. Registration Statement on Form S-3 Filed March 7, 2011 File No. 333-172657
Dear Mr. Shuman:
     Set forth below is the response of Viasystems Group, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by e-mail on March 22, 2011 (the “Comment Letter”), concerning the above referenced filing.
     For ease of reference, I have included the text of the Staff’s comment in bold-face type below, followed by the Company’s response.
Selling Stockholder, page 11
1.	Please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by VG Holdings.
Response: In response to the Staff’s comment, the Company has identified on page 11 of the registration statement the natural persons who exercise shared voting and/or dispositive powers over the securities offered for resale by VG Holdings.
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Mr. Mark P. Shuman
Securities and Exchange Commission
March 29, 2011

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing, please do not hesitate to contact me at (314) 746-2205, or by e-mail at dan.weber@viasystems.com.

Very truly yours,
/s/ Daniel J. Weber
Daniel J. Weber
cc:	R. Scott Cohen, Jones Day